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                        [King & Spalding LLP Letterhead]

Via EDGAR and Facsimile

January 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Mr. Michael Fay, Accounting Branch Chief

     RE: UNITED PARCEL SERVICE, INC.
         FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
         FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2005
         FORM 8-K FILED OCTOBER 25, 2005
         FILE NO. 001-15451

Dear Mr. Fay:

     We are providing, on behalf of United Parcel Service, Inc. ("UPS" or the "Company"), the response of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in its letter dated December 16, 2005. To assist in your review, we have included the Staff's comments and have numbered the Company's responses to correspond with the Staff's comments.

Form 10-K: For the Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis ... page 19
Critical Accounting Policies and Estimates, page 34

1. It appears that your disclosures here should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change and have caused material differences between estimated amounts and actual results, or the factors for which it is reasonably possible that actual results could differ. To the extent practicable and material, you should provide quantitative disclosure of these factors, with an analysis of how actual results may differ from your estimates under different assumptions and conditions. Refer to Section V of FR-72 for further guidance. Please revise as indicated. Provide us with a copy of your intended disclosure.

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Securities and Exchange Commission
January 6, 2006
Page 2


RESPONSE TO COMMENT 1:

The Company has noted the Staff's comment and, to the extent the Company discusses these same or substantially similar critical accounting policies and estimates in its Annual Report on Form 10-K for 2005, the Company will expand its disclosure as follows, subject to change based on changes in the critical accounting policies and estimates. The additions have been highlighted by underlining.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. As indicated in Note 1 to our consolidated financial statements, the amounts of assets, liabilities, revenue, and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with generally accepted accounting principles. We base our estimates on prior experience and other assumptions that we consider reasonable to our circumstances. Actual results could differ from our estimates, which would affect the related amounts reported in our financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following matters may involve a higher degree of judgment and complexity.

     Contingencies--As discussed in Note 10 to our consolidated financial statements, we are involved in various legal proceedings and contingencies. We have recorded liabilities for these matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("FAS 5"). FAS 5 requires a liability to be recorded based on our estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency is settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency is settled for an amount that is less than our estimate, a future credit to income would result.

     The events that may impact our contingent liabilities are often unique and generally are not predictable. At the time a contingency is identified, we consider all relevant facts as part of our FAS 5 evaluation. We record a liability for a loss that meets the recognition criteria of FAS 5. These criteria require recognition of a liability when the loss is probable of occurring and reasonably estimable. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs from our previously estimated liability. These factors could result in a material difference between estimated and actual operating results. Contingent losses that meet the recognition criteria under FAS 5, excluding those related to income taxes and self insurance which are discussed further below, were not material to the Company's financial position as of December 31, 2004. In addition, we have certain contingent liabilities that have not been recognized as of December 31, 2004, because a loss is not reasonably estimable.

     Goodwill Impairment-- The Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), in June 2001. As a result of the issuance of this standard, goodwill is no longer amortized, but is subjected to annual impairment

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Securities and Exchange Commission
January 6, 2006
Page 3


testing. Goodwill impairment testing requires that we estimate the fair value of our goodwill and compare that estimate to the amount of goodwill recorded on our balance sheet.

     We use a discounted cash flow model (DCF model) to estimate the fair value of our goodwill. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units.

     As of December 31, 2004, our recorded goodwill was $1.255 billion, of which $1.144 billion relates to our Supply Chain and Freight segment. This segment of our business has experienced rapid growth over the last several years, largely due to a number of acquisitions that we have made. Because of its growth, this segment continues to experience significant change as we integrate the acquired companies, resulting in higher volatility in our DCF model projections than for our other segments.

     Upon adoption of FAS 142, we recorded a non-cash impairment charge of $72 million ($0.06 per diluted share), as of January 1, 2002, related to our Mail Technologies business. The primary factor resulting in the impairment charge was the lower than anticipated growth experienced in the expedited mail delivery business. In conjunction with our annual test of goodwill in 2002, we recorded an additional impairment charge of $2 million related to our Mail Technologies business, resulting in total goodwill impairment of $74 million for 2002. Our annual impairment tests performed in 2003 and 2004 resulted in no goodwill impairment.

     Self-Insurance Accruals--We self-insure costs associated with workers' compensation claims, automotive liability, health and welfare, and general business liabilities, up to certain limits. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels determined by outside actuaries, who incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate, but actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

     Workers compensation, automobile liability and general liability insurance claims may take several years to completely settle. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to fully resolve the claims. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, trends in health care costs and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Changes in state legislation with respect to workers compensation can affect the adequacy of our self-insurance accruals. All of these factors can result in revisions to prior actuarial projections and produce a material difference between estimated and actual operating results.

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Securities and Exchange Commission
January 6, 2006
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     We sponsor a number of health and welfare insurance plans for our employees. We use estimates from third party actuaries to establish the liabilities for these plans. These liabilities and related expenses are based on estimates of the number of employees and eligible dependents covered under the plans, anticipated medical usage by participants and overall trends in medical costs and inflation. Actual results may differ from these estimates and, therefore, produce a significant difference between estimated and actual operating results.

     Pension and Postretirement Medical Benefits--The Company's pension and other postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisors and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense. A 25 basis point change in the assumed discount rate, expected return on assets, and health care cost trend rate for the pension and postretirement benefit plans would have the following effects on the Company's costs and obligations for the year 2004 (in millions):

[Note: The following table is the format the Company expects to use in its critical accounting estimates disclosure in future filings.]

                                            25 BASIS         25 BASIS
                                         POINT INCREASE   POINT DECREASE
                                         --------------   --------------
PENSION PLANS

Discount Rate:
Effect on net periodic benefit cost
Effect on projected benefit obligation

Return on Assets:
Effect on net periodic benefit cost

POSTRETIREMENT MEDICAL PLANS
Discount Rate:
Effect on net periodic benefit cost
Effect on projected benefit obligation

Health Care Cost Trend Rate:
Effect on net periodic benefit cost
Effect on projected benefit obligation

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Securities and Exchange Commission
January 6, 2006
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     Financial Instruments --As discussed in Notes 2, 3, 8, and 16 to our consolidated financial statements, and in the "Market Risk" section of this report, we hold and issue financial instruments that contain elements of market risk. Certain of these financial instruments are required to be recorded at fair value. Fair values are based on listed market prices, when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads, and yield curve volatility factors. Changes in the fixed income, equity, foreign exchange, and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. A quantitative sensitivity analysis of our exposure to changes in commodity prices, foreign currency exchange rates, interest rates, and equity prices is presented in the "Market Risk" section of this report.

     Depreciation, Residual Value, and Impairment of Fixed Assets--As of December 31, 2004, we had approximately $14.0 billion of net fixed assets, the most significant category of which is aircraft. In accounting for fixed assets, we make estimates about the expected useful lives and the expected residual values of the assets, and the potential for impairment based on the fair values of the assets and the cash flows generated by these assets.

     In estimating the lives and expected residual values of aircraft, we have relied upon actual experience with the same or similar aircraft types. Subsequent revisions to these estimates could be caused by changes to our maintenance program, changes in the utilization of the aircraft, governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types. We periodically evaluate these estimates and assumptions, and adjust the estimates and assumptions as necessary. Adjustments to the expected lives and residual values are accounted for on a prospective basis through depreciation expense.

     In accordance with the provisions of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), we review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. The circumstances that would indicate potential impairment may include, but are not limited to, a significant change in the extent to which an asset is utilized, a significant decrease in the market value of an asset, and operating or cash flow losses associated with the use of the asset. In estimating cash flows, we project future volume levels for our different air express products in all geographic regions in which we do business. Adverse changes in these volume forecasts, or a shortfall of our actual volume compared with our projections, could result in our current aircraft capacity exceeding current or projected demand. This situation would lead to an excess of a particular aircraft type, resulting in an aircraft impairment charge or a reduction of the expected life of an aircraft type (thus resulting in increased depreciation expense).

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Securities and Exchange Commission
January 6, 2006
Page 6


     In December 2003, we permanently removed from service a number of Boeing 727 and McDonnell Douglas DC-8 aircraft. As a result, we conducted an impairment evaluation, which resulted in a $75 million impairment charge during the fourth quarter for these aircraft (including the related engines), $69 million of which impacted the U.S. domestic package segment and $6 million of which impacted the international package segment.

     In December 2004, we permanently removed from service a number of Boeing 727, 747 and McDonnell Douglas DC-8 aircraft. As a result of the actual and planned retirement of these aircraft, we conducted an impairment evaluation, which resulted in a $110 million impairment charge during the fourth quarter for these aircraft (including the related engines and parts), $91 million of which impacted the U.S. domestic package segment and $19 million of which impacted the international package segment.

     These charges are classified in the caption "other expenses" within other operating expenses (see Note 13 to the consolidated financial statements). UPS continues to operate all of its other aircraft and continues to experience positive cash flow.

     Income Taxes--We operate in numerous countries around the world and are subject to income taxes in many jurisdictions. We estimate our annual effective income tax rate based on statutory income tax rates in these jurisdictions and take into consideration items that are treated differently for financial reporting and tax purposes. The process of estimating our effective income tax rate involves judgments related to tax planning and expectations regarding future events, including the impact of adjustments, if any, resulting from the resolution of audits of open tax years by the Internal Revenue Service or other taxing authorities.

     We recognize deferred tax assets for items that will generate tax deductions or credits in future years. Realization of deferred tax assets requires sufficient future taxable income (subject to any carry-forward limitations) in the applicable jurisdictions. We make judgments regarding the realizability of deferred tax assets based, in part, on estimates of future taxable income. A valuation allowance is established for the portion, if any, of the deferred tax assets that we conclude cannot be realized. Income tax related contingency matters also affect our effective income tax rate. In this regard, we make judgments related to the identification and quantification of income tax related contingency matters.

     During 2004 and 2003, the resolution of tax matters with the Internal Revenue Service and other taxing authorities produced reductions in income tax expense of $142 and $77 million, respectively. In 2002, we recorded a pre-tax gain of $1.023 billion related to the settlement of a previously established tax assessment liability, which resulted in an increase to income tax expense of $247 million.

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Securities and Exchange Commission
January 6, 2006
Page 7


Item 9A. Controls and Procedures, page 37

2. The description here and in your Form 10-Qs that disclosure controls and procedures are effective "in all material respects" appears to be a qualifier that they are at some standard that is less than effective. If correct, please represent to us that, for each period at issue, your chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required. If incorrect, please revise your disclosure to clearly discuss the limitations on the effectiveness conclusions and what, if any, impact this had on your financial statements and your efforts to remediate the circumstances. In, addition, if you are able to make the representation noted above, please exclude this qualifying language from your future filings.

RESPONSE TO COMMENT 2:

The Company hereby represents to the Staff that, for each period at issue, the chief executive officer and chief financial officer of the Company did conclude that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required. UPS has noted the Staff's comment, and will exclude the phrase "in all material respects" from its future filings.

Financial Statements, page F-1
Statements of Consolidated Cash Flows, page F-9

3. It appears that finance receivables are associated with the financial services you provide to customers. In this regard, please explain to us why it is appropriate to show the changes in these as an investing activity rather than an operating activity. Your response should specifically address your consideration of paragraph 22(a) of FAS 95 pertaining to cash flows associated with providing services for customers.

RESPONSE TO COMMENT 3:

UPS maintains finance operations in asset-based lending, commercial lending, receivable factoring, and equipment leasing. These operations involve lending to both companies that are existing customers of the UPS express delivery, freight forwarding, and logistics services, as well as companies that have no other existing business relationship with UPS. However, these lending operations do not finance customer use of the Company's express delivery, freight forwarding, or logistics services, and consequently these are not long-term trade receivables that would require classification of cash flows as operating as required by paragraph 22(a) of FAS 95. These lending operations are undertaken independently of our core express delivery business.

The Company's finance receivables are classified in the cash flow statement in accordance with paragraph 16(a) of FAS 95, which indicates that cash inflows for investing activities include "receipts from collections or sales of loans" and paragraph 17(a), which indicates that cash

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Securities and Exchange Commission
January 6, 2006
Page 8


outflows for investing activities include "disbursements for loans made by the enterprise". Thus, the Company has classified its cash flows associated with the origination, principal collection, and sale of finance receivables in the investing section of the statement of cash flows.

Form 10-Q: For the Quarter Ended September 30, 2005

Item 1. Financial Statements, page 2
Notes to Unaudited Consolidated Financial Statements, page 6
Note 7. Business Acquisitions, page 10

4. It appears that the $1.029 billion in goodwill added during the year is substantially associated with the acquisition of Overnite. Please tell us and disclose the factors that lead to a purchase price that resulted in recognition of goodwill in the acquisition of Overnite, in accordance with paragraph 51(b) of FAS 141, and the amount of goodwill recognized. Give us a breakdown of the purchase price allocation specific to this acquisition, with separate listing of each of the intangible assets recognized.

RESPONSE TO COMMENT 4:

The Company hereby provides the Staff with the following supplemental information.

UPS completed the acquisition of Overnite Corp. ("Overnite") in August 2005. The purchase price paid for Overnite was greater than the fair value of the net assets of Overnite, resulting in the recognition of goodwill, as discussed further below, due to (1) Overnite's established ability to produce operating income and cash flow, (2) the Company's expectation of generating additional revenue through the ability to sell Overnite's freight services along with the existing package delivery services of UPS, and (3) the Company's expectation of reducing costs through economies of scale and other synergies.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. As of November 9, 2005, the filing date of the Form 10-Q for the quarter ended September 30, 2005, UPS was in the process of obtaining third-party valuations of certain assets and liabilities of Overnite. Thus, the allocation of the purchase price as of that date was preliminary and subject to further adjustment, as was disclosed in Note 7 to the financial statements included in that Form 10-Q.

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Securities and Exchange Commission
January 6, 2006
Page 9


(amounts in millions)
Cash Paid for Shares of Overnite Corp.                $1,217
Acquisition-Related Fees & Costs
                                                           8
                                                      ------
Total Purchase Price                                  $1,225
                                                      ======
Identifiable Assets Acquired & Liabilities Assumed:
   Cash and Marketable Securities                     $   21
   Accounts Receivable                                   208
   Other Current Assets                                   44
   Property, Plant & Equipment                           525
   Other Assets                                            3
   Accounts Payable                                      (37)
   Accrued Wages & Withholding                           (42)
   Other Current Liabilities                            (130)
   Short and Long-Term Debt                              (89)
   Deferred Taxes, Credits & Other Liabilities           (39)
   Accumulated Postretirement Benefit Obligation         (75)
                                                      ------
Net Assets Acquired                                   $  389
                                                      ======
Purchase Price Less Net Assets Acquired               $  836
                                                      ======

In the financial statements included in the September 30, 2005 Form 10-Q, the Company applied the entire balance of the purchase price, less the net assets acquired, to goodwill. Subsequent to the filing of this Form 10-Q, UPS received a draft report from the independent appraisal firm it engaged to value certain of Overnite's tangible assets and liabilities and intangible assets. This report identified Overnite's customer base as an intangible asset to be recognized separately from goodwill, and the Company has not identified any other identifiable intangible assets from the acquisition. This customer base intangible asset was valued at $30 million. When this appraisal report is finalized, the Company expects to have further adjustments to goodwill relating to the valuations of this customer base intangible as well as other tangible assets and liabilities. In accordance with FAS 141, the Company will make these adjustments to the Overnite balance sheet effective as of the date of the acquisition. UPS anticipates that these adjustments will be reflected, and disclosed as appropriate, in the December 31, 2005 consolidated financial statements.

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Securities and Exchange Commission
January 6, 2006
Page 10


Item 2. Management's Discussion and Analysis ... page 17
Operating Expenses and Operating Margin, page 21

5. We noted the reported steady decrease in the operating margin percentage for the U.S. domestic package segment for the years 2002 to 2004 and significant increase in this percentage throughout 2005 compared to 2004. However, we did not locate any disclosure that specifically addresses the reason for the changes, and the changes appear to be material. Please tell us the reason for the changes over the indicated periods. Include disclosure that addresses material changes in the operating margin percentage for each segment as appropriate.

RESPONSE TO COMMENT 5:

In future filings, the Company will move the table showing operating margins by segment (on page 25 of the December 31, 2004 Form 10-K) to the section titled "Operating Profit" (page 21 of the December 31, 2004 Form 10-K), which precedes the discussion of operating results by segment. UPS will discuss the material factors that cause period-to-period changes in operating expenses and revenue and, to the extent not addressed in such discussion, operating margins, within the respective segment discussions in the "Operating Profit" section.

With regard to the Staff's comment regarding the changes in operating margin percentages for the domestic package segment, the Company notes that "operating margin percentages" are computed by dividing (a) the operating profit for each segment (which equals revenue less operating expenses) by (b) the revenue for the segment. The Company believes that, for all periods presented, it has appropriately discussed the material factors that contributed to changes in revenue for each segment, and the material factors that contributed to changes in operating expenses for each segment. While the Company has not separately discussed the factors that contributed to the changes in "operating margin percentages", the Company believes that each of the material factors that contributed to the changes in operating margin has been described in the discussions of the changes in revenues and operating expenses for each of the segments.

Specifically, the Company would like to point out that it in its discussion of changes in operating expenses for the Domestic Package segment, the Company has discussed the following items, which are the most significant items that contributed to the decline in operating margin percentages for the Domestic Package segment from 2002 to 2004:

          - The 2002 change in our vacation policy that resulted in a $175 million credit to income being taken that year, with no corresponding credit in 2003 or 2004 (disclosed on page 22 of the December 31, 2004 Form 10-K),

          - The aircraft impairment charges of $69 million in 2003 and $91 million in 2004, with no corresponding charge in 2002 (disclosed on page 22 of the December 31, 2004 Form 10-K),

          - The lingering effect of the diversion of package volume to competitors that started in 2002, around the time of the Teamster contract negotiation, and continued in 2003 (first quarter 2003 package volume declined 1.2%), and

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Securities and Exchange Commission
January 6, 2006
Page 11


          - The $63 million pension charge related to the consolidation of data systems used to collect and accumulate plan participant data (disclosed on page 22 of the December 31, 2004 10-K), with no corresponding charges in other years.

In 2005, operating margin for the Domestic Package segment increased due to increases in revenue for the segment and reductions in operating expenses for the segment, as follows:

          - Revenue increases were primarily attributable to the 2.4% volume growth and 2.6% revenue per piece growth;

          - The modification to the managers incentive compensation plan resulted in a reduction of expense, when compared with the prior year-to-date period, of $218 million (disclosed on page 20 of the September 30, 2005 10-Q); and

          - The absence of the aircraft impairment and pension charges in 2005 as compared to 2004.

The Company believes that, in view of its discussions of the items that contributed most significantly to the changes in revenues and operating expenses in the Domestic Package segment for the periods, it has adequately described the factors that contributed to the changes in operating margin percentages. The Company believes that presenting a separate discussion of the factors that contributed to changes in operating margin percentages, to the extent such factors have already been addressed in the discussion of operating profit, would be repetitive and would not assist in an understanding the Company's operating results.

Form 8-K: Filed October 25, 2005

Exhibit 99.1

6. We note your disclosure of "Memo: Gross revenue, Freight services and logistics" here and in prior Form 8-Ks furnished in regard to quarterly earnings releases. Please tell us the purpose of this disclosure and how it relates to other amounts disclosed in the exhibit.

RESPONSE TO COMMENT 6:

This disclosure was included as supplemental information. It provides a measure of the size of the UPS freight services and logistics operations. The Company will remove this disclosure in future documents filed with or furnished to the Commission.

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Securities and Exchange Commission
January 6, 2006
Page 12


In connection with responding to the Staff's comments, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (404) 572-4729 with any questions concerning this letter. In addition, we request that you advise us when the staff has completed its review of the filings.

                                        Very truly yours,


                                        /s/ Jeffrey M. Stein
                                        ----------------------------------------
                                        Jeffrey M. Stein

JMS/sm

cc:  Mr. Michael L. Eskew
     Mr. D. Scott Davis